April 1, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549
Re: Braemar Hotels & Resorts Inc.
DEF 14A filed March 28, 2024
File No. 001-35972
Ladies and Gentlemen:
On behalf of Braemar Hotels & Resorts Inc., a Maryland corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 29, 2024 with respect to the Company’s Proxy Statement filed March 28, 2024 in respect of the Company’s 2024 Annual Meeting of Stockholders using the EDGAR tag “DEF 14A” (the “Filed Proxy Statement”). This letter is being submitted together with the Company’s re-submission of such Filed Proxy Statement, revised to be filed as a preliminary proxy statement using the EDGAR tag “PREC14A”, on April 1, 2024 (the “Preliminary Proxy Statement”). The Preliminary Proxy Statement includes revisions by the Company to address the Staff’s comments.
The text of the Staff’s comments has been included in this letter for your convenience, and we have also set forth the Company’s response to such comments immediately below. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

Securities and Exchange Commission
April 1, 2024

DEF 14A filed March 28, 2024
1.We note that on March 28, 2024, the Company filed a definitive proxy statement on Schedule 14A using the EDGAR tag “DEF 14A.” As discussed with counsel, please promptly re-file such proxy statement in preliminary form, using the correct “PREC14A” EDGAR tag, in light of the preliminary proxy statement filed by Blackwells Capital LLC et al. (collectively, “Blackwells”) on March 22, 2024, which proxy statement and related activity by Blackwells constitutes a "solicitation in opposition," as defined in Note 3 to paragraph (a) of Exchange Act Rule 14a-6. Please include in the Company’s proxy statement the disclosure specified in Items 4(b) and 5(b) of Schedule 14A. In addition, please confirm that, pursuant to Rule 14a-6(a), the PREC14A filing will precede the filing of a definitive proxy statement by at least 10 calendar days. Finally, please confirm that no proxies will be solicited or accepted from shareholders in connection with the DEF 14A filing of March 28.
Response: The Company respectfully acknowledges the Staff’s comments and confirms that the Company has re-filed the Filed Proxy Statement in preliminary form using the “PREC14A” EDGAR tag. Additionally, the Company confirms that (i) it has included the specific disclosure specified in Items 4(b) and 5(b) of Schedule 14A in the Preliminary Proxy Statement, (ii) the Preliminary Proxy Statement will precede the filing of a subsequent definitive proxy statement by at least 10 calendar days pursuant to Rule 14a-6(a) and (iii) no proxies will be solicited or accepted from shareholders in connection with the Filed Proxy Statement.
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Securities and Exchange Commission
April 1, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Gregory P. Patti, Jr. at (212) 504-6780 or Erica L. Hogan at (212) 504-6645 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.
Sincerely,

Gregory P. Patti, Jr.
Erica L. Hogan
Via E-mail:
cc:    Richard J. Stockton, Chief Executive Officer of Braemar Hotels & Resorts Inc.
    Alex Rose, Executive Vice President, General Counsel and Secretary of Braemar Hotels & Resorts Inc.

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